EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
650-316-3537

Results for the Quarter ended December 31, 2004 under US GAAP
WIPRO RECORDS 60% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – January 21, 2005— Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2004.

Highlights for the quarter ended December 31, 2004:

•	Net Income was Rs. 4.3 billion ($98.7 million), representing an increase of 60% over the same period last year.

•	Revenue was Rs. 20.9 billion ($483.1 million), representing an increase of 34% year over year

•	Global IT Services & Products Segment Revenue was Rs. 15.9 billion ($367.2 million), representing an increase of 38% over the same period last year.

•	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 4.1 billion ($95.4 million), representing an increase of 71% over the same period last year

•	Rs.5.2 billion ($120.3 million) cash generated from operating activities.

•	Global IT Services & Products added 26 new clients in the quarter.

•	India, Middle East and Asia Pacific IT Services and Products segment revenues grew by 20% and EBIT grew by 45% year on year.

Outlook for the Quarter ending March 31, 2005:

Azim Premji, Chairman of Wipro commenting on the results said “We continued our strong performance into the third quarter of the fiscal year. Our strategy of offering an integrated solution to our customers continues to pay off, as demonstrated by the healthy sequential growth in all our key verticals and service lines during the quarter. Looking ahead, for the quarter ending March 2005, we expect our Revenue from our Global IT services business to be approximately $370 million.”

Vivek Paul, Vice Chairman, said “This quarter saw a 1% sequential improvement in our price realization for both Onsite projects as well as Offshore projects. In terms of verticals, our Finance Solutions, Telecom OEM and Manufacturing businesses grew double digit sequentially, while in terms of service lines, our Technology Infrastructure Services and Testing Services continued their momentum with double digit sequential growth, resulting in Revenues of $352 million, ahead of our guidance of $347 million. Annualized employee attrition came down to 12%.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “Improvement in price realization for both Onsite projects as well as Offshore projects, proactive hedging and continued operational improvements helped significantly mitigate the impact of increased employee compensation and currency appreciation on Operating Margins in our Global IT business. Operating Margin in our Global IT business, before non-cash charge of 1% due to expensing of Restricted Stock Units, was 27%, a marginal increase sequentially.”

Wipro Limited

Total Revenues for the quarter ended December 31, 2004 were Rs. 20.9 billion ($483.1 million), representing a 34% increase over the corresponding period in the previous year. Net Income was Rs. 4.3 billion ($98.7 million), representing an increase of 60% over the same period last year. Earnings per share was Rs. 6.14 ($0.14) for the quarter ended December 31, 2004, representing an increase of 60% over the earnings per share of Rs. 3.84 (adjusted for the 2:1 stock dividend) for the quarter ended December 31, 2003.

Total Revenues for the nine months ended December 31, 2004 were Rs. 58.4 billion ($1,349.5 million), representing a 43% increase over the corresponding period in the last year. Net Income for the nine months ended December 31, 2004 was Rs. 11.4 billion ($262.5 million), representing an increase of 69% over net income for the same period last year. Earnings Per Share was Rs. 16.35 ($0.38) for the nine months ended December 31, 2004, representing an increase of 69% over the earnings per share (adjusted for 2:1 stock dividend) of Rs. 9.71, for the corresponding period last year.

Global IT Services and Products (76% of Revenues and 87% of Operating Income for quarter ended December 31, 2004)

Our Global IT Services and Products business segment recorded Revenue of Rs. 15.9 billion ($367.2 million) for the quarter ended December 31, 2004, representing an increase of 38% over the same period last year. EBIT was Rs. 4.1 billion ($95.4 million) for the quarter ended December 31, 2004, representing an increase of 71% over the same period last year. Operating Income to Revenue for the quarter ended December 31, 2004 was 26%, representing an increase of approximately 500 basis points from the quarter ended December 31, 2003. This increase was primarily due to higher price realization driven by productivity improvements, lower proportion of Selling, General and Administrative costs and the higher proportion of work carried out Offshore.

We had 39,337 employees as of December 31, 2004, which includes 24,997 employees in the IT Services business and 14,340 employees in the IT Enabled services business. This represents a net addition of 2,274 employees comprising the addition of 947 people in the IT Services business and 1,327 people in the IT Enabled services business.

During the quarter, leading analyst firms AMR Research and IDC in their reports have again validated Wipro’s position as a leader amongst major players of the global delivery model. While AMR Research report on Remote Data Center management identified Wipro as a leader in this practice, IDC’s report on European Managed Services stated that Wipro’s broad competitive services portfolio is a potential threat to the incumbent players.

During the quarter, we added 26 new customers comprising 16 customers in R&D Services and 10 customers in Enterprise Services.

India and Asia-Pac IT Services and Products (15% of Revenue and 6% of Operating Income for quarter ended December 31, 2004)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 3.2 billion ($74.8 million) for the quarter ended December 31, 2004, representing an increase of 20% over the quarter ended December 31, 2003. EBIT for the quarter ended December 31, 2004, was Rs. 267 million ($6.2 million), representing an increase of 45% over the same period last year.

Operating Margin for the quarter ended December 31, 2004 was 8.3%, higher by 140 basis points compared to the quarter ended December 31, 2003.

Consumer Care & Lighting (6% of Revenue and 4% of Operating Income for quarter ended December 31, 2004)

Our Consumer Care & Lighting business segment recorded Revenue of Rs.1.2 billion ($28.5 million) for the quarter ended December 31, 2004, representing an increase of 32% over the quarter ended December 31, 2003. EBIT was Rs. 175 million ($4.0 million) for the quarter ended December 31, 2004, representing a 28% increase over EBIT of Rs. 137 million for the quarter ended December 31, 2003.

Our results for the quarter ended December 31, 2004, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.43.27. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended December 31, 2004 is $1=Rs.45.14.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (1:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (8:15 AM Eastern time) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com or sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research and Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forwardlooking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended December 31					Nine months ended December 31
	2003		2004		2004	2003		2004		2004
					Convenience					Convenience
					translation into US$					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs.	11,449	Rs.	15,712	$363	Rs.	30,832	Rs.	44,085	$1,019
Products		24		77	2		87		157	4
India and AsiaPac IT Services and Products							—		—	0
Services		860		1,209	28		2,118		3,286	76
Products		1,836		2,031	47		3,829		5,607	130
Consumer Care and Lighting		935		1,231	28		2,579		3,367	78
Others		517		642	15		1,374		1,893	44

Total		15,621		20,902	483		40,819		58,395	1350

Cost of Revenues:
Global IT Services and Products
Services		7,461		10,200	236		19,822		27,805	643
Products		15		67	2		58		142	3
India and AsiaPac IT Services and Products							—		—	0
Services		463		659	15		1,133		1,845	43
Products		1,668		1,777	41		3,425		5,027	116
Consumer Care and Lighting		591		812	19		1,650		2,160	50
Others		365		438	10		976		1,291	30

Total		10,563		13,953	322		27,064		38,270	884

Gross profit		5,058		6,949	161		13,755		20,125	465
Operating expenses:
Selling and marketing expenses		(1,251)		(1,386)	(32)		(3,875)		(4,003)	(93)
General and administrative expenses		(925)		(896)	(21)		(2,476)		(2,689)	(62)
Research and development expenses		(57)		(70)	(2)		(168)		(201)	(5)
Amortization of intangible assets		(67)		(23)	(1)		(223)		(122)	(3)
Foreign exchange gains / (losses), net		25		153	4		201		(288)	(7)
Others, net		17		24	1		69		56	1

Operating Income		2,800		4,751	110		7,283		12,878	298
Loss on direct issue of stock by subsidiary		(30)		(11)	—		(206)		(207)	(5)
Other income, net		202		179	4		550		594	14
Equity in Earnings / (losses) of affiliates		43		71	2		(5)		133	3

Income before income taxes and minority interest		3,015		4,990	115		7,622		13,398	310
Income taxes		(334)		(694)	(16)		(851)		(1,971)	(46)
Minority interest		(18)		(25)	(1)		(33)		(67)	(2)

Net income	Rs.	2,663	Rs.	4,271	$99	Rs.	6,738	Rs.	11,360	$263

Earnings per equity share:
Basic		3.84		6.14	0.14		9.71		16.35	0.38
Diluted		3.82		6.04	0.14		9.67		16.23	0.38

Additional Information
Operating Income

Global IT Services & Products	Rs.	2,416	Rs.	4,129	$95	Rs.	6,340	Rs.	11,473	$265
India & AsiaPac IT Services & Products		185		267	6		380		597	14
Consumer Care & Lighting		137		175	4		411		494	11
Others		92		124	3		220		382	9
Reconciling Items		(30)		56	1		(68)		(68)	(2)

Total	Rs.	2,800	Rs.	4,751	$110	Rs.	7,283	Rs.	12,878	$298

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of December 31,
	2003		2004		2004
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,801	Rs.	3,215	$74
Accounts receivable, net of allowances		9,394		13,143	304
Costs and earnings in excess of billings on contracts in progress		1,964		2,845	66
Inventories		1,517		1,619	37
Investments in liquid and short-term mutual funds		19,429		21,605	499
Deferred income taxes		219		343	8
Other current assets		2,872		3,625	84

Total current assets		37,196		46,395	1,072

Property, plant and equipment, net		8,628		12,251	283
Investments in affiliates		524		744	17
Deferred income taxes		193		234	5
Intangible assets, net		314		380	9
Goodwill		5,427		5,590	129
Other assets		760		663	15

Total assets	Rs.	53,042	Rs.	66,257	$1,531

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	1,591	Rs.	513	$12
Current portion of long term debt		28		—	—
Accounts Payable		2,067		3,248	75
Accrued expenses		2,348		3,741	86
Accrued employee cost		2,367		2,929	68
Advances from customers		920		1,242	29
Other current liabilities		1,109		1,976	46

Total current liabilities		10,430		13,649	315

Other liabilities		281		577	13

Total liabilities		10,711		14,226	329

Minority interest		385		519	12
Stockholders’ equity
Equity shares at Rs.2 par value: 750,000,000 shares authorized; Issued and outstanding: 697,885,677 and 702,120,931 shares as of December 31, 2003 and 2004		465		1,404	32
Additional paid-in capital		7,008		12,445	288
Deferred stock compensation		(12)		(3,236)	(75)
Accumulated other comprehensive income / (loss)		(74)		233	5
Retained earnings		34,559		40,666	940
Equity shares held by a controlled Trust: 3,939,030 and 3,946,530 shares as of December 31, 2003 and 2004		*		*	*

Total stockholders’ equity		41,946		51,512	1,190

Total liabilities and stockholders’ equity	Rs.	53,042	Rs.	66,257	$1,531

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)	$(1,733)